Exhibit 1.01

Conflict Minerals Report of Sequans Communications S.A.
in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Sequans Communications S.A. (“Sequans” or the “Company”) for calendar year 2022 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions of the terms used in this Report, unless otherwise defined herein.

Sequans Communications S.A. is a leader in the fabless semiconductor business and a developer and supplier of integrated circuits supporting single-mode LTE chipset solutions and certain system-in-package modules.

Due Diligence

Overview: Conflict minerals are necessary to the functionality or production of semiconductor and module products that Sequans contracts to be manufactured (“In-Scope Products”). For calendar year 2022, Sequans completed due diligence that encompassed:

•establishing the extent to which gold, columbite-tantalite (coltan), cassiterite or wolframite, including their derivatives tantalum, tin and tungsten ("3TG") are present in some or all of its products;

•a reasonable country of origin inquiry (“RCOI”) regarding conflict minerals in the In-Scope Products that was reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (“Covered Country”) or are from recycled or scrap sources; and

•measures to exercise due diligence on the source and chain of custody of those conflict minerals.

The Company’s due diligence exercise was based on the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the supplements thereto.

Central elements of the Company’s due diligence exercise included:

•maintenance of an internal Sequans team to execute the exercise, including the Operations Director, CFO, other members of the Company's Risk Committee and external specialists, as required;

•the adoption of a Responsible Minerals Sourcing Policy in June 2022 and the implementation of processes designed to comply with Rule 13p-1. The Company’s processes are designed to respond to current, and new, risks in the supply chain;

•identification of the In-Scope Products;

•identification of suppliers of the In-Scope Products; and

•completion of a survey of those suppliers.

Work with Suppliers: Sequans is several levels removed from the actual mining of conflict minerals. The Company does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

Sequans uses the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template (the “Template”) to survey suppliers. Sequans and its suppliers used CMRT version 6.1 of the Template for the compilation of this report. The Company worked with direct suppliers of materials containing conflict minerals, using the Template as a supply chain survey, to identify the smelters and refiners ("SORs") that provide those conflict minerals to the Company’s suppliers. Initial work and enquiries in respect of calendar year 2022 commenced during the fourth calendar quarter of 2022. Upon determination that all the Company’s products do, or might, contain 3TG, Sequans asked all direct suppliers of materials for such products to complete the Template or provide declarations regarding their use and the sources of 3TG. All suppliers responded. If any inconsistencies were identified, Sequans requested clarification from the suppliers concerned. Based on suppliers’ responses, Sequans was able to determine the country of origin of the conflict minerals used in some but not all of the In-Scope Products.

Sequans compared the SORs identified in the supply chain survey against the list of smelter facilities which have been identified as conformant by the RMI. Identified SORs were validated against the conformant smelter list issued by the RMI on April 1, 2023.

Product Description and Related Matters

Description of In-Scope Products: The In-Scope Products are integrated circuits (semiconductors) supporting single-mode LTE chipset solutions and certain system-in-package modules.

Facilities Used to Process Necessary Conflict Minerals in In-Scope Products:

Sequans has identified in its supply chain:
99 facilities for the SOR of Gold, all of which are RMI conformant.
35 facilities for the SOR of Tantalum, all of which are RMI conformant.
65 facilities for the SOR of Tin, all of which are RMI conformant, or are no longer operating as SORs.
39 facilities for the SOR of Tungsten, all of which are RMI conformant, or are no longer operating as SORs.

Sequans has not voluntarily elected to describe any of its products as “DRC conflict free,” and for this reason, an independent private sector audit of this report has not been conducted.

Information About Country of Origin of Necessary Conflict Minerals Used in In-Scope Products:

Suppliers identified the following countries of origin for the 3TG used in In-Scope Products;

Australia, Bolivia, Canada, China, Portugal, Russia, Spain, Vietnam.

In addition, some suppliers indicated that 3TG used in the In-Scope Products had originated in the DRC and adjoining countries without further specification. The Company has not otherwise been able to determine with reasonable certainty the countries of origin of the 3TG used in the In-Scope Products.

Information About Efforts to Determine Mine or Location of Origin: The description of the Company’s due diligence exercise set forth above under the heading “Due Diligence” covers Sequans’ efforts to determine the mine or location of origin with the greatest possible specificity.

Forward-Looking Statements

Statements relating to due diligence process improvement made in this report, as well as certain other statements made in this report, are forward-looking in nature and are based on the Company’s management’s current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors (such as whether industry organizations and initiatives such as the RMI remain effective as a source of external support in the conflict minerals compliance process and whether the results of the Company’s efforts to improve the due diligence process will be effective) that may be outside of the Company’s control and that could cause actual events to differ materially from those expressed or implied by the statements made herein.

Documents Incorporated by Reference

Unless otherwise stated herein, any documents, third-party materials or references to websites (including the Company’s) are not incorporated by reference in, or considered to be a part of, this report unless expressly incorporated by reference herein.